10225 Westmoor Drive

Westminster, Colorado 80021

October 11, 2023

Via EDGAR Transmission

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Tracey Houser and Terence O’Brien

Re:	ZimVie Inc.

Form 10-K for Fiscal Year Ended December 31, 2022

Form 8-K Filed March 1, 2023

Form 10-Q for Fiscal Quarter Ended June 30, 2023

Comment Letter Dated September 29, 2023

File No. 001-41242

Dear Ms. Houser and Mr. O’Brien,

This letter is submitted in response to the comment letter of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission, dated September 29, 2023, with respect to review of the above-referenced filings of ZimVie Inc. (“we,” “us,” “our,” “ZimVie” or the “Company”). For your convenience, we have reproduced the text of the Staff’s comments below in bold type, and our response thereto follows each comment.

Form 8-K Filed March 1, 2023

Exhibit 99.1

1.

We note your response to comment 3. As previously requested, please confirm that you will quantify each of the components and provide a discussion of the nature of each component for each period in which you include the adjustments titled, “acquisition, integration, divestiture and related” and “one-time carve-out allocations and other one-time costs”. Also, it remains unclear why you are continuing to include the one-time characterization of the carve-out allocations and other costs, as this adjustment spans multiple periods. Please advise.

Response:

We respectfully acknowledge the Staff’s comment and confirm that in future public disclosures, the Company will quantify the components and provide a discussion of the nature of each component for each period in which we include the adjustments titled, “acquisition, integration, divestiture and related” and “one-time carve-out allocations and other one-time costs.” Additionally, with respect to the use of “one-time,” while some of the related charges extended over multiple periods, the costs were the result of specific, discrete decisions or events. However, we acknowledge the Staff’s comment and have determined that, in future public disclosures, we will replace the caption “one-time carve-out allocations and other one-time costs” with a descriptive caption of the related adjustments without the use of the words “one-time.”

2.

We note your response to comment 4. While we appreciate that the $34.7 million adjustment for excess and obsolete inventory charges is limited to the products impacted by the discrete decision to rationalize the Spine products portfolio, this rationalization did not qualify for discontinued operations presentation. As such, this type of inventory write-off is considered normal charges incurred by businesses. As such, it remains unclear how you concluded that this adjustment is consistent with the guidance in Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretation. Please advise.

Response:

We acknowledge the Staff’s comment and respectfully advise that the Company will not present the $34.7 million non-GAAP adjustment for excess and obsolete inventory charges in its future public disclosures. As a point of clarification regarding the prior disclosures, when considering the guidance in Question 100.01, because these charges were separate and distinct from the costs the Company recognizes as part of its normal, recurring inventory balance review and were not a normal operating expense, the Company believed that excluding these costs was not misleading and instead helped readers of our public disclosures understand and measure the core operating performance of the Company on a consistent basis from period to period.

* * * *

We appreciate the opportunity to respond to your comments. If you have any questions with respect to this letter or if you require additional information, please feel free to contact me directly at 972-740-2989.

Sincerely,

/s/ Richard Heppenstall

Richard Heppenstall
Executive Vice President, Chief Financial Officer and Treasurer of ZimVie Inc.

cc:	Heather Kidwell, ZimVie Inc.

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